FOR IMMEDIATE RELEASE

DISTRIBUTION OF EXTRAORDINARY DIVIDEND

(Santiago, CHILE, April 24, 2008) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

The Board of Directors of the Company has agreed to propose at the next Annual Shareholders’ Meeting, to be held in the first quarter of 2009, distribute an extraordinary dividend of US$ 165 million equivalent to 76% of the net profit from the transaction between Madeco and Nexans, if the transaction between both companies is finally closed.

The dividend will be capped up to US$ 165 million and is estimated on a net profit base from the transaction between Madeco and Nexans, for the transfer of the Company’s Wire & Cable unit. The net profit of this transaction, which at February 21, 2008, reached a value of US$ 215 million, may vary and is subject to different factors that could affect it, such as Nexans’ share price, exchange currency differences of Chilean pesos, Euro and/or US dollar, variation in the price of copper and/or aluminum, and taxes.

For more information about the transaction between Madeco and Nexans, check: http://www.madeco.cl/doc/presentacion_trans_madeco.pdf

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For further information contact:

Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean Law. Currently it has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.